UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)   *

Erickson Air-Crane Incorporated
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
29482P100
(Cusip Number)
August 12, 2013 [See Preliminary Note]
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 14 Pages
Exhibit Index Found on Page 13

13G
CUSIP No. 29482P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Watershed Capital Institutional Partners III, L.P.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**

**      The reporting persons making this filing hold an aggregate of 755,413.79 Shares, which is 5.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 93,279
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 93,279
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,279
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 14 Pages

13G
CUSIP No. 29482P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Watershed Capital Partners (Offshore) Master Fund, L.P.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**

**       The reporting persons making this filing hold an aggregate of 755,413.79 Shares, which is 5.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 553,367.33
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 553,367.33
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 553,367.33
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 14 Pages

13G
CUSIP No. 29482P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Watershed Capital Partners (Offshore) Master Fund II, L.P.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**

**       The reporting persons making this filing hold an aggregate of 755,413.79 Shares, which is 5.5% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 108,767.46
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 108,767.46
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,767.46
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 14 Pages

13G
CUSIP No. 29482P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Watershed Asset Management, L.L.C.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**

**    The reporting persons making this filing hold an aggregate of 755,413.79 Shares, which is 5.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 755,413.79
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 755,413.79
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,413.79
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 14 Pages

13G
CUSIP No. 29482P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WS Partners, L.L.C.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**

**    The reporting persons making this filing hold an aggregate of 755,413.79 Shares, which is 5.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 755,413.79
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 755,413.79
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,413.79
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 6 of 14 Pages

13G
CUSIP No. 29482P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridee A. Moore
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**

**    The reporting persons making this filing hold an aggregate of 755,413.79 Shares, which is 5.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 755,413.79
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 755,413.79
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,413.79
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 7 of 14 Pages

13G
CUSIP No. 29482P100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Q. Munir Alam
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                          (a) [     ]
                                                                                                                                                          (b) [ X ]**

**    The reporting persons making this filing hold an aggregate of 755,413.79 Shares, which is 5.5% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 755,413.79
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 755,413.79
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 755,413.79
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 8 of 14 Pages

Preliminary Note:

The Shares reported herein as held by the Watershed Funds were acquired by the Watershed Funds in connection with the Company’s mandatory conversion into Shares of the Company’s previously outstanding Mandatorily Convertible Cumulative Participating Preferred Stock, Series A.  The Watershed Funds learned of such conversion on or about September 17, 2013, on which date the Watershed Funds received a Notice of Mandatory Conversion dated August 12, 2013. The Reporting Persons are filing this Schedule 13G as promptly as practicable after such receipt. Capitalized terms used without definition in this Preliminary Note have the meanings set forth below.

Item 1.	Issuer

(a)	Name of Issuer

Erickson Air-Crane Incorporated (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices

5550 SW Macadam Avenue, Suite 200

Portland, OR 97239

Item 2.	Identity And Background

Title Of Class Of Securities And CUSIP Number (Item 2(d) and (e))

This statement relates to shares of Common Stock, par value $0.0001 per share (the “Shares”), of the Company. The CUSIP number of the Shares is 29482P100.

Name Of Persons Filing, Address Of Principal Business Office And Citizenship (Item 2(a), (b) and (c))

(a)           This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Watershed Funds
(i)	Watershed Capital Institutional Partners III, L.P., a Delaware limited partnership (“WCIP III”), with respect to the Shares held by it;

(ii)	Watershed Capital Partners (Offshore) Master Fund, L.P., a Cayman Islands exempted limited partnership (“WCOP”), with respect to the Shares held by it; and

Page 9 of 14 Pages

(iii)	Watershed Capital Partners (Offshore) Master Fund II, L.P., a Cayman Islands exempted limited partnership (“WCOP II”), with respect to the Shares held by it.

WCIP III, WCOP and WCOP II are together referred to herein as the “Watershed Funds.”

The General Partner

(iv)	WS Partners, L.L.C., a Delaware limited liability company and the general partner of each of the Watershed Funds (the “General Partner”), with respect to the Shares held by the Watershed Funds.

The Management Company

(v)
Watershed Asset Management, L.L.C., a Delaware limited liability company and the investment adviser to the Watershed Funds (the “Management Company”), with respect to the Shares held by the Watershed Funds.

The Managing Members

(vi)	Meridee A. Moore, a United States citizen and the Senior Managing Member of both the General Partner and the Management Company, with respect to the Shares held by the Watershed Funds.

(vii)	Q. Munir Alam, a United States citizen and the Managing Member of both the General Partner and the Management Company, with respect to the shares held by the Watershed Funds.

Meridee A. Moore and Q. Munir Alam are referred to herein as the “Individual Reporting Persons.”

The citizenship of each of the Watershed Funds, the General Partner, the Management Company and the Individual Reporting Persons is set forth above.  The address of the principal business office of the Watershed Funds, the General Partner, the Management Company and the Individual Reporting Persons is c/o Watershed Asset Management, L.L.C., One Maritime Plaza, Suite 1525, San Francisco, California  94111.

Item 3.	If This Statement Is Filed Pursuant To Sections 240.13d-1(b), Or 13d-2(b) Or (c), Check Whether The Person Filing Is An Entity Specified In (a) - (j):

Not Applicable.

If This Statement Is Filed Pursuant To Section 240.13d-1(c), Check This Box.  [X]

Page 10 of 14 Pages

Item 4.	Ownership

The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person.

The Shares reported hereby for the Watershed Funds are owned directly by the Watershed Funds.  The General Partner, as general partner of the Watershed Funds, may be deemed to be the beneficial owner of all such Shares owned by the Watershed Funds. The Management Company, as investment adviser to the Watershed Funds, may be deemed to be the beneficial owner of all such Shares owned by the Watershed Funds.  The Individual Reporting Persons, as the Senior Managing Member of both the General Partner and the Management Company and the Managing Member of both the General Partner and the Management Company, respectively, may be deemed to be the beneficial owners of all such Shares owned by the Watershed Funds.  Each of the Management Company, the General Partner and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 5.	Ownership Of Five Percent Or Less Of A Class

Not Applicable.

Item 6.	Ownership Of More Than Five Percent On Behalf Of Another Person

Not Applicable.

Item 7.	Identification And Classification Of The Subsidiary Which Acquired The Security Being Reported On By The Parent Holding Company

Not Applicable.

Item 8.	Identification And Classification Of Members Of The Group

The Reporting Persons are filing this Schedule 13G pursuant to Rule 13d-1(c).  Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9.	Notice Of Dissolution Of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 11 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 24, 2013

/s/ Meridee A. Moore
WS PARTNERS, L.L.C.,
On its own behalf,
And as the General Partner of
WATERSHED CAPITAL INSTITUTIONAL PARTNERS III, L.P.,
WATERSHED CAPITAL PARTNERS (OFFSHORE) MASTER FUND, L.P.,
And WATERSHED CAPITAL PARTNERS (OFFSHORE) MASTER FUND II, L.P.
By Meridee A. Moore,
Senior Managing Member

/s/ Meridee A. Moore
 WATERSHED ASSET MANAGEMENT, L.L.C.
 By Meridee A. Moore,
 Senior Managing Member

/s/ Meridee A. Moore
Meridee A. Moore

/s/ Q. Munir Alam
Q. Munir Alam

Page 12 of 14 Pages

                                                                                                                                                                                                  EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 13 of 14 Pages

EXHIBIT 1
to
SCHEDULE 13G

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  September 24, 2013

/s/ Meridee A. Moore
WS PARTNERS, L.L.C.,
On its own behalf,
And as the General Partner of
WATERSHED CAPITAL INSTITUTIONAL PARTNERS III, L.P.,
WATERSHED CAPITAL PARTNERS (OFFSHORE) MASTER FUND, L.P.,
And WATERSHED CAPITAL PARTNERS (OFFSHORE) MASTER FUND II, L.P.
By Meridee A. Moore,
Senior Managing Member

/s/ Meridee A. Moore
WATERSHED ASSET MANAGEMENT, L.L.C.
 By Meridee A. Moore,
 Senior Managing Member

/s/ Meridee A. Moore
Meridee A. Moore

/s/ Q. Munir Alam
Q. Munir Alam

Page 14 of 14 Pages